1271 Avenue of the Americas | New York, New York 10020

Blankrome.com

Phone:	(212) 885-5358
Mobile:	(516) 457-4238
Fax:	(917) 332-3824
Email:	Leslie.Marlow@Blankrome.com

May 16, 2023

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick McPhun

Re:	Safe and Green Development Corp

Amendment No. 2 to Form 10-12B

Filed May 1, 2023

File No. 001-41581

Dear Mr. McPhun:

On behalf of our client, Safe and Green Development Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 15, 2023 (the “Comment Letter”), relating to the above-referenced Amendment No. 2 to Registration Statement on Form 10-12B (the “Registration Statement”). We are concurrently submitting via EDGAR a revised draft of the Registration Statement (“Revised Registration Statement No. 3”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement No. 3 in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

United States Securities

and Exchange Commission

May 16, 2023

Amendment No. 2 to Form 10-12B Risk Factors, page 13

1.	We reissue comment 1. We note that you have made minority interests in two LLCs and that you may make other minority investments. Therefore, please provide risk factor disclosure regarding the risk that you may be required to comply with the registration requirements of the Investment Company Act of 1940, or provide a detailed analysis as to why you believe this is not a material risk to the company.

Response: We have added risk factor disclosure regarding the risk that we may be required to comply with the registration requirements of the Investment Company Act of 1940.

Business, page 44

2.	We note your response to comment 4 and reissue. Please provide clear and specific disclosure of any conflicts of interest that may exist after the distribution based upon the numerous arrangements and/or agreements between the parties. We note that a company through which you own a 10% non-dilutable interest is obligated to hire SG Echo, so long as they are offering their services at a price that is within 5% of all arm's length bona fide bids. We note that this obligation could relate to this entity paying a higher price than you could obtain from an unrelated third party. Please add risk factor disclosure to address the risks associated with conflicts of interest.

Response: We have added disclosure in the Business section regarding the conflicts of interest that may exist after the distribution based upon the numerous arrangements and/or agreements between the parties and added risk factor disclosure associated with the conflicts of interest.

3.	We note your response to comment 5. We note your disclosure regarding anticipated development of a factory. Please disclose the anticipated cost to you to develop the factory and clarify how you plan to fund this endeavor.

Response: We have added disclosure regarding the anticipated cost to develop the factory and our plan to fund the project.

* * *

United States Securities

and Exchange Commission

May 16, 2023

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or (516) 496-2223.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	David Villarreal

CEO, Safe and Green Development Corporation